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                                         Tel: (650) 564 9563 Fax: (650) 564 9563

                                                                     May 1, 2007

Ms. Sonia Gupta Barros
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:  China Pharma Holdings, Inc.
     File No.: 333-141734
     Registration Statement on Form SB-2
     Filed April 24, 2007

Dear Sonia:

     On behalf of China Pharma Holdings, Inc., a Delaware corporation (the "Company"), we have been authorized by the Company to request acceleration of the effective date of its Form SB-2/A filed on April 24, 2007, and hereby request that the effectiveness of the above-referenced registration statement be accelerated to 12:00 noon, EDST, on Friday, May 4, 2007, or as soon as practicable thereafter. We acknowledge the following:

o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have further requirements or questions, please do not hesitate to contact the undersigned at (650) 564 9563 or by facsimile at (650) 564 9563.

                                                         Very truly yours,

                                                         KING AND WOOD, LLP

                                                     By: /s/ Charles Law
                                                             Charles Law

cc: Zhilin Li